UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under Section 14(d)(4)
of the Securities Exchange Act of 1934

(Amendment No. 2)

OMRIX BIOPHARMACEUTICALS, INC.
(Name of Subject Company)

OMRIX BIOPHARMACEUTICALS, INC.
(Names of Persons Filing Statement)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

681989109
(CUSIP Number of Class of Securities)

Robert Taub
Chief Executive Officer
Omrix Biopharmaceuticals, Inc.
1120 Avenue of Americas
New York, New York 10036
(212) 887-6500

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

David Fox and Randall Doud Skadden, Arps, Slate, Meagher & Flom LLP Four Times Square New York, New York 10036 (212) 735-3000

[ ]   Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 (this "Amendment") amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Omrix Biopharmaceuticals, Inc. (the "Company") initially filed on November 26, 2008, as amended by Amendment No. 1 thereto filed on December 1, 2008 (the "Statement").  The Statement relates to the cash tender offer by Binder Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Johnson & Johnson ("Parent"), disclosed in a Tender Offer Statement on Schedule TO dated November 25, 2008 filed with the Securities and Exchange Commission, to purchase all of the Company's outstanding common stock, par value $0.01 per share (the "Shares"), at a price of $25.00 per Share, net to the selling stockholder in cash without interest, less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 25, 2008 (as amended or supplemented from time to time, the "Offer to Purchase") and in the related Letter of Transmittal (as amended or supplemented from time to time, the "Letter of Transmittal" and, together with the Offer to Purchase, the "Offer"), which were filed with the Statement as Exhibits (a)(1) and (a)(2) thereto.   Except as otherwise set forth below, the information set forth in the Statement remains unchanged and is incorporated by reference as relevant to the items in this Amendment.  Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Statement.

Item 8.   Additional Information.

The subsection (i) of this Item 8 entitled "Certain Litigation" is hereby amended and supplemented by adding the following text to the end of such subsection:

On or about December 2, 2008, an amended complaint was filed in connection with the previously disclosed lawsuit filed on November 25, 2008, by an individual alleging himself to be a shareholder of the Company.  As previously disclosed, this lawsuit was filed on behalf of a putative class of holders of the Company’s Shares in the Supreme Court of the State of New York, County of New York, and is captioned Rice v. Omrix Biopharmaceuticals, Inc., et al., Index No. 08/603454.  The amended complaint names as defendants the Company, the members of the Company’s Board of Directors, and Parent.  The amended complaint alleges that the Company and its directors breached their fiduciary duties to the Company’s shareholders by agreeing to the Offer and the Merger at an inadequate price and failing to disclose certain purportedly material information about the Offer and the Merger.  The amended complaint also alleges that the Company and Parent aided and abetted these purported breaches of fiduciary duty.  The amended complaint seeks a declaration that the Company’s directors have breached their fiduciary duties to the plaintiff and the putative class, a preliminary and permanent injunction against the Offer and the Merger, and an award of fees and expenses to the plaintiff’s counsel.  Also on December 2, 2008, the plaintiff sought, by order to show cause, an order from the court permitting him to take discovery on a expedited basis.  The court has scheduled a hearing on that request for December 10, 2008.  The Company and its directors intend to vigorously defend this action.

SIGNATURE

After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

OMRIX BIOPHARMACEUTICALS, INC.
By: /s/ Nanci Prado Name: Nanci Prado Title: Vice President, General Counsel

Dated: December 5, 2008